SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated January 23, 2015 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated January 23, 2015, IRSA Inversiones y Representaciones S.A ("the Company") reported that, the Board of Directors ("the Board"), after analyzing the market price evolution of the common shares of IDBD during the quarter ended as of December 31, 2014 and the impact of this on the valuation of Dolphin Fund's stake in the company, estimated that it corresponds to reflect a loss of ARS 645.4 million for that investment in the quarter ended as of December 31, 2014, according to the corresponding valuation method previously defined.

After the analysis made by the board, it is important to mention that this decision is based on the understanding that these variations are part of the dynamic of the financial operations of the origin jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 23, 2015